Securities and Exchange Commission
Washington, D.C. 20549

Rule 13e-3 Transaction Statement
Under Section 13(e) of the Securities Exchange Act of 1934

(Amendment No. 7)

Republic Trinidad Corporation (f/k/a The Republic Corporation)
(NAME OF ISSUER)

Republic Trinidad Corporation (f/k/a The Republic Corporation)
Republic Merger Corp.
Catherine G. Eisemann
J. Ed Eisemann, IV
Roger D. Eisemann
George M. Boyd
Dr. John C. Davis
(NAME OF PERSON(S) FILING STATEMENT)

COMMON STOCK, $1.00 PAR VALUE
(Title of Class of Securities)

76035P
(CUSIP Number of Class of Securities)

J. Ed Eisemann, IV
Chairman of the Board,
Chief Financial Office and Accounting Officer
Republic Trinidad Corporation (f/k/a The Republic Corporation)
5340 Weslayan
P.O. Box 270462
Houston, Texas 77277
(713) 993-9200

With Copies To:

Charles E. Greef, Esq.
Michael G. Keeley, Esq.
Jenkens & Gilchrist, a Professional Corporation
1445 Ross Avenue, Suite 3200
Dallas, Texas 75202-2799
(214) 855-4500

This statement is filed in connection with (check the appropriate box):

a.	[X]	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	[ ]	The filing of a registration statement under the Securities Act of 1933.
c.	[ ]	A tender offer.
d.	[ ]	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)
$5,010,620	$634.85

(1) For purposes of calculating the filing for only, the proposed maximum aggregate transaction value is $5,010,620, which is the product of the estimated 86,390 shares of Common stock proposed to be acquired from shareholders in the merger to which this Rule 13e-3 Transaction Statement relates, and (b) the merger consideration of $58.00 per share of common stock.

(2) The filing fee, calculated in accordance with Regulation 0-11 under the Securities Exchange Act of 1934, as amended, equals 0.0001267 multiplied by Transaction Value.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $634.85 Form or Registration No.: Schedule 13E-3 Filing Party: Republic Trinidad Corporation (f/k/a The Republic Corporation) Date Filed: December 6, 2004

INTRODUCTION

     This Amendment No. 7 (The “Amendment”) amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) filed with the Securities and Exchange Commission (The “Commission”) on December 6, 2004, and amended on January 26, 2005, February 23, 2005, March 21, 2005, April 12, 2005, April 13, 2005, and April 15, 2005 by The Republic Corporation, a Texas corporation and registered bank holding company (n/k/a Republic Trinidad Corporation) (the “Company”), Republic Merger Corp., a newly-formed, wholly-owned subsidiary of the Company (the “merger subsidiary”), and the individuals listed on the cover page to this Schedule 13E-3, in connection with the proposed merger (the “merger”) of the merger subsidiary with and into the Company, with the Company being the surviving corporation to the merger. The merger will be effectuated pursuant to an Agreement and Plan of Merger, dated as of December 2, 2004 (the “merger agreement”), between the Company and merger subsidiary, as it may be amended from time to time.

      On Friday, May 13, 2005, at a special meeting of the shareholders of the Company, the shareholders approved and adopted the merger agreement and the merger contemplated thereby. The Company and merger subsidiary subsequently filed Articles of Merger with the Secretary of State of the State of Texas and the merger became effective at 1:00 p.m., Central Time, on May 13, 2005 (“Effective Time”). Pursuant to the terms of the merger agreement, each share of the Company’s common stock, par value $1.00 per share (“Company stock”), owned of record by a shareholder of the Company who was not a “Qualified Shareholder,” as defined in the merger agreement, and who was not a dissenting shareholder, was canceled and converted into the right to receive $58.00 in cash payable in the form of a Company check. The Company has arranged with The First National Bank in Trinidad, Trinidad, Colorado, a wholly-owned banking subsidiary of the Company to act as the Company’s transfer agent for letters of transmittal and other appropriate documents to be mailed promptly to all such shareholders. As a result of the merger, there are now fewer than 300 holders of record of Company stock.

ITEM 16. MATERIAL TO BE FILED AS EXHIBITS.

     (b) Commitment Letter for issuance of trust preferred securities with FTN Financial.

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: May 13, 2005

REPUBLIC TRINIDAD CORPORATION (f/k/a The Republic Corporation
By:	/s/ J. Ed Eisemann IV
J. Ed Eisemann, IV, Chairman of the Board, Chief
Executive Officer, Chief Financial Officer and Accounting Officer

REPUBLIC MERGER CORP.
By:	/s/ J. Ed Eisemann IV
J. Ed Eisemann, IV, President

     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 7 to Schedule 13E-3 has been signed by the following persons in the capacities and on the dates indicated.

/s/ Catherine G. Eisemann*	/s/ Roger D. Eisemann*

Catherine G. Eisemann Date 5/13/05	Roger D. Eisemann Date 5/13/05
/s/ George M. Boyd*	/s/ Dr. John C. Davis*

George M. Boyd Date 5/13/05	Dr. John C. Davis Date 5/13/05

*By:	/s/ J. Ed Eisemann IV
J. Ed Eisemann IV, attorney-in-fact

EXHIBIT INDEX

Exhibit
Number	Description
(a)(i)	Definitive Proxy Statement of the Company, attached hereto and incorporated by reference herein.*
(a)(ii)	Form of Proxy.*
(b)	Commitment Letter for issuance of trust preferred securities with FTN Financial
(c)(i)	Opinion of the Bank Advisory Group, L.L.C., dated March 17, 2005 (included as Appendix F to the Company’s Proxy Statement filed as part of the Schedule 14A included as Exhibit (a)(i) to this Amendment No. 6 to Schedule 13E-3).*

(c)(ii)	Cash Fair Evaluation of the Common Stock of Republic Corporation prepared by Bank Advisory Group, L.L.C., and delivered to the Company’s Board of Directors.*
(d)(i)	Agreement and Plan of Merger, dated as of December 2, 2004, by and between the Company and merger subsidiary (included as Appendix A to the Company’s Proxy Statement filed as part of the Schedule 14A included as Exhibit (a)(i) to this Schedule 13E-3).*

(d)(ii)	Form of Shareholders’ Agreement (included as Appendix D to the Company’s Proxy Statement filed as part of the Schedule 14A included as Exhibit (a)(i) to this Schedule 13E-3).*
(d)(iii)	Form of Director’s Qualifying Shares Agreement*
(f)	Sections 5.11, 5.12, and 5.13 of the Texas Business Corporation Act (included as Appendix E to the Company’s Proxy Statement filed as part of the Schedule 14A included as Exhibit (a)(i) to this Schedule 13E-3).*

*	Previously filed